1191 Second Avenue	206.389.4510
10th Floor	Fenwick.com
Seattle, WA 98101
James D. Evans
jevans@fenwick.com |	206.389.4559

March 1, 2021

VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

Attention:      Jan Woo, Legal Branch Chief

Matthew Crispino, Staff Attorney

Craig Wilson, Senior Advisor

Laura Veator, Staff Accountant

Re:                Compass, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted February 12, 2021

CIK No. 0001563190

Ladies and Gentlemen:

We are submitting this letter on behalf of Compass, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated February 26, 2021 (the “Letter”), regarding the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 (CIK No. 0001563190) confidentially submitted by the Company to the Commission on February 12, 2021 (“Draft No. 2”). Concurrently herewith, we are transmitting the Company’s Registration Statement on Form S-1 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Registration Statement to update certain other disclosures.

Amendment No. 1

Key Business Metrics and Non-GAAP Financial Measures, page 16

1.

Please revise your non-GAAP presentations throughout the filing to address any prominence over comparable GAAP results. See Item 10(e)(1)(i)(A) of Regulation S-K and the Division of Corporation Finance, Non-GAAP Compliance & Disclosure Interpretation 102.10.

Securities and Exchange Commission

March 1, 2021

In response to the Staff’s comment, the Company has revised its disclosure on pages 17, 63, 69 and 74 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operation Key Business Metrics, page Our Business Model, page 64

2.

In your response to prior comment 8 you indicate that it is important to highlight Platform Contribution as potential investors are likely to utilize this metric to measure the performance of and value the Company. Please clarify why this is an appropriate measure of the Company’s performance when it appears to exclude significant operating expenses that are necessary to generate your revenue. We also note the measure excludes by adding back non-cash stock-based compensation with no apparent explanation. In your clarification and any revision please address the Commission’s disclosure expectations and required consideration of the regulatory disclosure frameworks of GAAP and non-GAAP Measures in the Commission Guidance On Management’s Discussion and Analysis of Financial Condition and Operations, Release 33-10751.

In response to the Staff’s comment, the Company has revised its disclosure on pages 67 and 68 of the Registration Statement to remove its discussion of Platform Contribution as a performance metric. In addition, the Company has provided additional discussion on page 72 to clarify how Platform Contribution is used in the Company’s calculation of Net Platform Contribution Retention.

Summary of Significant Accounting Policies Revenue Recognition, page F-14

Revenue Recognition, page F-14

3.

We note your response to prior comment 17. Please tell us how you considered the following in your determination that you control the services prior to being transferred to the client and that the agent is fundamentally performing services on your behalf and under your direction. Revise your disclosures as appropriate.

In response to the Staff’s comment, the Company has revised various disclosures, including on pages 78, 94 and F-17 of the Registration Statement. In addition, the Company has addressed the Staff’s specific comments below:

•

Clarify if you enter into contracts with clients and commit to provide them services prior to an agent being identified and agreeing to fulfill the service. If so, clarify how frequently. In this regard, your response indicates that agents primarily source their own clients.

Securities and Exchange Commission

March 1, 2021

The Company does not enter into contracts with clients before an agent is identified. Following the sourcing of a client, a listing agreement is entered into between the client and the Company, which establishes the terms of the brokerage services to be provided by the Company and provides the Company with the exclusive right to broker the sale of the underlying property. Under state law, a licensed agent cannot broker a sale on their own; s/he must be affiliated with a brokerage (e.g., New York Real Property Law § 440). Accordingly, only a licensed brokerage can broker the sale of a property and that is why the Company is the party to listing agreements rather than the individual agent. While a minority of the Company’s agents may have individual brokerage licenses which would permit them to broker the sale of a property without affiliating their license with a brokerage, under the Company’s independent contractor agreements (“ICAs”) with its agents, those agents agree to exclusively participate in transactions through the Company’s brokerage license and not through their individual licenses.

Please note that although the Company cites to applicable New York state statutes above, analogous statutes exist in the other states in which the Company operates.

•

In your response you state that in certain jurisdictions the agent representing the Company is named in the contract. Clarify if this creates a contractual relationship between the agent and the client, or if there are any other separate contracts entered into between the agent and the client.

As background, the Company enters into ICAs with agents in which the agents agree to affiliate their individual licenses exclusively with the Company as the licensed real estate brokerage. When a client agrees to sell a property through the Company, the Company and the agent arrange for the client to sign a listing agreement with the Company as the brokerage. Accordingly, the Company is the party to listing agreements rather than the individual agent. There is no other contract between the agent and the client with regard to the sale of a home. The Company’s listing agreements clearly reflect that the homeowner is granting the Company the exclusive right to broker the sale or exchange the real property identified in the agreement. If the agent is named in the listing agreement, (as sometimes required by state law, e.g., California Civil § 2079 and the standard California Association of Realtors listing agreement template) the agent is not a party to the contract nor does the contract convey any rights to the agent; it is clear that the contractual rights are exclusively those of the Company and the client.

The form of the listing agreements the Company uses are consistent with local real estate regulation, and are consistent with the agreements used by other real estate brokerages in the markets in which the Company operates. In many markets, such listing agreement forms are mandated by local regulations.

Securities and Exchange Commission

March 1, 2021

•

In your response you indicate that you employ personnel known as “brokers of record” who are responsible to the State licensing authorities for the conduct by the Company’s agents under State licensing laws and regulation and that this supports that the Company is the principal in the transaction. Please further clarify how this gives you the right to direct the services performed by the agents as you see fit and have the right to direct them to fulfill specific contracts. In this regard, in your response you state that your agents primarily source their own clients and have the right to decline to accept a client.

Under state law, a licensed agent cannot broker a sale on their own; s/he must be affiliated with a brokerage (e.g., New York Real Property Law) § 440). Accordingly, only a licensed brokerage can broker the sale of a property and that is why the Company is the party to listing agreements rather than the individual agent. State licensing law requires that the Company, as the supervising brokerage, supervise all agents associated with the brokerage to ensure that they comply with applicable state laws, including ethical obligations (e.g., 19 New York Codes, Rules and Regulations 175.21). Additionally, as made clear in the ICAs between the Company and its agents, the Company requires agents to follow the Company’s own internal policies, procedures and professional standards, including the mandate for agents to comply with all applicable state and federal law. As a licensed brokerage, the Company has the responsibility to enforce, ensure and monitor compliance with applicable laws (e.g., 19 New York Codes, Rules and Regulations 175.21, New York Real Property Law § 442-c) and the Company’s policies. To the extent one of the Company’s agents does not follow these requirements, the Company has the authority to discipline the agent as appropriate, which may include terminating the agent’s relationship with the Company. As the supervising brokerage and the party to the listing agreement, in the instance that an agent is disassociated from the Company during the term of an exclusive listing agreement, the Company maintains the right to keep and service the agreement for the remainder of the term.

Further, under state law (e.g., New York Real Property Law § 442-a), the commission due in connection with the sale of a property must be paid by the client to the licensed brokerage, in this case, the Company, not directly to the agent. Under the terms of the Company’s ICAs with agents, the Company uses the gross commissions paid to it to remit payment to each agent participating in the sale.

The Company does not require agents to fulfill specific contracts (e.g., an exclusive listing agreement with a client that the agent did not choose to work with).

•

In your response you state that the fact that the Company enters into the contract with the client supports that the Company is the principal in the transaction. Please clarify your contractual responsibility for the acceptability of services and if there are any other parties the client can seek remedies from. If you are solely responsible for remedies sought by clients, clarify if you have the contractual right to pursue claims against agents to recoup any remedies you provide to clients. Further, based on your

Securities and Exchange Commission

March 1, 2021

disclosures in your Business section, it appears that your agents are primarily responsible for performing the majority of the services necessary to fulfill the contract. As such, please clarify how you are primarily responsible for fulfillment.

The exclusive listing agreement is between two parties - the Company and the seller. The Company has the contractual responsibility for the acceptability of services under the contract. As such, the Company is responsible for fulfilling the listing agreement obligations, which is done through the services of its agents. Under general principles of agency law, the Company serves as the “principal” and controls the “agent,” and the agents are required to maintain compliance not only with state and industry regulations but also are required to adhere to the Company’s standards and requirements. If an agent acts in a manner inconsistent with these standards, the Company is responsible for that action. In these situations, the Company has in the past terminated, and will in the future terminate, its relationship with such agents. The Company maintains professional liability insurance that protects the Company from claims brought by clients against both the Company and its agents. Clients may seek remedies from the Company, and may also try to seek remedies from the agents. The Company takes responsibility for the claim, controls the resolution of the claim, and has a contractual right to pursue recovery from the agent to the extent the Company’s insurance does not provide coverage.

•

In your response you state that agents have flexibility in adjusting commission rates within guidelines. As such, it appears that they have some price discretion. Clarify the extent to which they are able to adjust rates, and how you considered the significance to your revenue.

The Company establishes the minimum level of brokerage fees that an agent can offer to a client in exchange for the services the Company will provide. To further clarify, the agent’s only flexibility in adjusting commission rates is to increase the commission rates above the Company’s minimum threshold. In this regard, the Company pre-authorizes any adjustment to the commission rates above the minimum thresholds, although from a practical matter, commission adjustments above required minimums are limited based on competitiveness with the market. The agent is not permitted to offer a commission rate to a client that is below the minimum thresholds established by the Company without first receiving approval from their sales manager, a Company employee. The approval of additional discounts is solely at the Company’s discretion and is not provided regularly. The Company reviews its minimum pricing thresholds periodically and will make adjustments as needed to consider local market conditions and other factors. In certain markets, the Company will add additional tiers to its commission structure based on the listing price of the client’s property. Pricing adjustments are not significant to the Company’s revenue.

Consolidated Financial Statements Notes to Financial Statements 10. Stock Based Compensation, page F-34

Securities and Exchange Commission

March 1, 2021

4.

When your preliminary IPO price is known, please provide us with a reconciliation that explains the differences between the fair values of your common stock as determined on each grant date, including the difference between the most recent grant date fair value and the midpoint of your offering range. Describe the objective evidence that supports your determination of the fair value of your common stock at each grant date. Please provide this analysis for the most recent six months. In addition, your disclosure should fully describe and explain the appropriateness of the assumptions and methods utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.

The Company acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated offering price or range has been determined.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (206) 389-4559, or, in my absence, Ran Ben-Tzur, at (650) 335-7613.

Sincerely,

FENWICK & WEST LLP

/s/ James D. Evans

James D. Evans
Partner

cc:    Via E-mail

Kristen Ankerbrandt, Compass, Inc. (w/o enclosures)

Brad Serwin, Compass, Inc. (w/o enclosures)

Scott Wahlers, Compass, Inc. (w/o enclosures)

Michael Esquivel, Fenwick & West LLP (w/o enclosures)

Ran Ben-Tzur, Fenwick & West LLP (w/o enclosures)

Morgan Sawchuk, Fenwick & West LLP (w/o enclosures)

Michael Shaw, Fenwick & West LLP (w/o enclosures)